Exhibit 99.1

Qingke Announces Management Change

SHANGHAI, China, May 05, 2020 (GLOBE NEWSWIRE) — Q&K International Group Limited (NASDAQ: QK) (“Qingke” or the “Company”), a leading technology-driven long-term apartment rental platform in China, today announced that Ms. Jackie Qiang You has resigned as Chief Strategy Officer and Senior Vice President of Qingke for personal reasons, effective May 6, 2020.

“I would like to thank Jackie for her substantial contribution to the Company and, in particular, her extensive role in our successful initial public offering and listing on Nasdaq last November,” commented Mr. Guangjie Jin, the founder and Chief Executive Officer of Qingke, “We wish her great success in her future endeavors.”

About Qingke

Q&K International Group Limited (NASDAQ: QK) is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. Qingke signs long-term leases with individual landlords in different locations in relatively inexpensive yet convenient locations and manages them centrally, leveraging its advanced IT and mobile technologies. Technology is the core of Qingke’s business and is applied to every step of its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables Qingke to operate a large, dispersed, and fast-growing portfolio of apartments with high operational efficiency and deliver a superior user experience.

For investor and media inquiries, please contact:

Qingke

E-mail: ir@qk365.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com